UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER  333-222593

CUSIP NUMBER 91875K106

(Check one):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2023

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Vado Corp.

Full Name of Registrant

13468 Beach Ave.

Address of Principal Executive Office (Street and Number)

Marina Del Rey, CA 90292

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Vado Corp. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2023 (the “Form 10-Q”) in a timely manner without unreasonable effort or expense due to its limited resources. The Company expects to file the Form 10-Q on or prior to the 5th calendar day following the prescribed due date.

Part IV— OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Constantine Christakis	(561)	227-4577
(Name)	(Area Code)	(Telephone Number)

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue of $3,780,310 for the three months ended June 30, 2023, compared to revenue of $4,576,799 for the three months ended June 30, 2022. The decrease in revenue is primarily due to loss of certain key customers and decrease in revenue from certain key customers resulting in part from the loss of key personnel, as well as trends in our industry and the U.S. economy including an increased in-housing of media buying by advertisers and agencies, inflationary pressures, interest rate hikes and recessionary concerns resulting in diminished demand and consumer spending.

The Company expects to report cost of revenues of $2,717,619 for the three months ended June 30, 2023, compared to cost of revenues of $3,033,328 for the three months ended June 30, 2022, resulting from the decrease in revenue. Finally, the Company expects to report a net loss of $2,384,537 for the three months ended June 30, 2023, compared to a net loss of 1,256,589 for the three months ended June 30, 2022, for the same reasons delineated above with respect to revenue, as well as a $894,274 legal settlement in the 2023 period with no corresponding expense in the 2022 period.

                        Vado Corp.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By:	/s/ Ryan Carhart
Ryan Carhart
	Title:	Chief Financial Officer